333 S.E. 2nd Avenue

Suite 4100

Miami, Florida 33131

April 20, 2021

Ms. Nudrat Salik

Office of Life Sciences

Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549-3561

Re:	Aveanna Healthcare Holdings, Inc.

Registration Statement on Form S-1

Filed April 1, 2021

File No. 333-254981

Dear Ms. Salik:

On behalf of our client, Aveanna Healthcare Holdings Inc., a Delaware corporation (the “Company”), set forth below are the Company’s responses to the comments of the Staff communicated to the Company in the Staff’s letter, dated April 14, 2021, with respect to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on April 1, 2021.

We have revised the Registration Statement in response to the Staff’s comments, and the Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Amended Registration Statement”) concurrently with the submission of this letter.

For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the respective meanings ascribed to them in the Amended Registration Statement.

Registration Statement on Form S-1 filed April 1, 2021

Summary Historical and Pro Forma Consolidated Financial Data, page 16

1.	We note your response to comment 7. In regards to adjustment (f), please address the following:

•

We note that there are four components of the COVID-19 costs being adjusted for, which include relief and hero pay provided to your caregivers and other incremental compensation costs. Please tell us the specific amounts of the adjustments recorded related to each of the four components you have listed;

Aveanna Healthcare Holdings, Inc.

April 20, 2021

•

Your response indicates that incremental compensation costs also includes paying idled employees due to closures or other circumstances. It is not clear how this is incremental to your normal operations. Please tell us the specific amount of the adjustment recorded related to these idled employees; and

•

In regards to incremental PPE costs, please help us further understand how you determined these costs are incremental to normal operations. Given it would appear that PPE purchases would be part of your routine operations, please help us better understand how you determined the amount that was incremental. Please specifically address how you derived the amount of the adjustment.

The Company respectfully acknowledges the Staff’s comment and has included responses for each of the Staff’s questions below:

We note that there are four components of the COVID-19 costs being adjusted for, which include relief and hero pay provided to your caregivers and other incremental compensation costs. Please tell us the specific amounts of the adjustments recorded related to each of the four components you have listed.

The Company advises the Staff that, for the fiscal year ended January 2, 2021, the components of COVID-19 costs being adjusted for included the following:

(dollars in thousands)	COVID-19 costs incurred during the fiscal year ended January 2, 2021
Cost description:
COVID-19 relief and hero pay, and other incremental compensation costs	$13,028
Costs of remote work enablement	3,317
Incremental PPE costs	2,533
Salary, severance and lease terminations costs associated with workforce reductions necessitated by COVID-19	1,315
Miscellaneous other COVID-19 costs	487

Total COVID-19 costs	$20,687

Your response indicates that incremental compensation costs also includes paying idled employees due to closures or other circumstances. It is not clear how this is incremental to your normal operations. Please tell us the specific amount of the adjustment recorded related to these idled employees.

Aveanna Healthcare Holdings, Inc.

April 20, 2021

The Company advises the Staff that incremental compensation costs paid to idle employees related to amounts paid to the Company’s hourly caregiver workforce. The Company has paid its hourly caregiver workforce when they have been unable to work due to COVID-19 related circumstances, including mandatory clinic closures, mandatory quarantines and circumstances involving exposure to COVID-19. The Company believes these temporary costs were incremental to the Company’s normal operations because the company paid compensation to these employees while generating no related revenue, which was an accommodation by the Company in light of the COVID-19 pandemic and not otherwise consistent with the Company’s ordinary course operations. As such, these costs would not have been incurred but for the COVID-19 pandemic. For the fiscal year ended January 2, 2021, the idled employee compensation costs were approximately $3.4 million.

In regards to incremental PPE costs, please help us further understand how you determined these costs are incremental to normal operations. Given it would appear that PPE purchases would be part of your routine operations, please help us better understand how you determined the amount that was incremental. Please specifically address how you derived the amount of the adjustment.

While the Company regularly incurs PPE costs related to routine operations, the COVID-19 pandemic temporarily and materially affected the Company’s PPE costs due to the following:

•

A sharp spike, which has since abated, in the per unit cost of various PPE items, including N95 masks and other protective face wear, protective gowns, hand sanitizer and disinfectant wipes, and similar items;

•

As part of the public health emergencies declared by federal and state governments, regulatory requirements have mandated the usage of protective face wear while providing any patient care, whereas previously the Company’s caregivers were not required to, nor did they utilize, protective face wear in all patient care situations;

•

For any situations in which a patient, or a non-patient family member was diagnosed with COVID-19, the Company provided the caregiver for such patient a full complement of PPE, including a mask, face shield, protective gown and gloves. This practice and these costs were not necessary prior to the onset of COVID-19, and the Company does not expect them to be necessary in the future as the COVID-19 pandemic subsides; and

•	Certain state requirements have compelled the Company to supply patients and patient family members with PPE, which was not previously required.

For these reasons, the Company has incurred incremental PPE costs in addition to its normal PPE costs, and the Company treats as adjustments only these incremental costs in calculating Adjusted EBITDA. As the U.S. population becomes vaccinated and the COVID-19 pandemic subsides, we anticipate that the Federal and state public health emergencies will be lifted, and our incremental PPE costs requirements will correspondingly decline and return to normal, pre-pandemic PPE costs. As noted in the Company’s previous response to the Staff’s comment #7, prices of PPE have since stabilized, and the Company expects PPE usage to decline to normal levels by the end of the third quarter of fiscal year 2021.

Aveanna Healthcare Holdings, Inc.

April 20, 2021

Prior to the onset of the COVID-19 pandemic, the Company’s branches ordered PPE and other medical supplies directly from third-party suppliers. Shortly after the beginning of the COVID-19 pandemic, these third-party suppliers became overwhelmed with demand for PPE and were unable to fulfill the Company’s branches’ orders of incremental PPE required in response to the COVID-19 pandemic. As a result, the Company established a temporary process for sourcing and distributing incremental PPE from a variety of vendors and storing such PPE in centralized warehouses. With respect to the Company’s method of calculating the PPE adjustments to Adjusted EBITDA, as incremental PPE is delivered from centralized warehouses to branch locations for use, the underlying costs of that PPE are identified and treated as adjustments to Adjusted EBITDA. Conversely, PPE ordered by the Company’s branches and fulfilled through their existing third-party suppliers are not treated as an adjustment to Adjusted EBITDA. For comparison purposes, the Company advises the Staff that the expense associated with PPE purchased from the its branches’ third-party suppliers was approximately $1.5 million and $1.3 million for fiscal years 2020 and 2019, respectively.

2.

Please tell us how adjustment (k) will reconcile with presenting pro forma amounts for items such as acquisition-related costs for pro forma fiscal year ended January 2, 2021, which would already include $6,715 of costs.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that adjustment (k) includes management’s estimate of the pre-ownership period Adjusted EBITDA adjustments from our 2020 Acquisitions to reflect a full year of Adjusted EBITDA. For example, the $6,175 of costs referenced in the Staff’s comment comprise seller transaction costs for the 2020 Acquisitions with respect to their respective historical periods prior to being acquired by the Company.

The adjustments reconciling between pro forma EBITDA to pro forma Adjusted EBITDA in the table above tick mark (k) includes the Company’s historical reconciliation for the fiscal year ended January 2, 2021, as adjusted for the pro forma adjustments described in the section titled “Unaudited Pro Forma Condensed Consolidated Financial Information” but does not include the 2020 Acquisitions’ historical results in the period prior to being acquired by the Company.

The Company believes that this presentation allows the reader of the Amended Registration Statement to clearly differentiate between the Company’s historical adjustments in arriving at Adjusted EBITDA, the adjustments that result from the pro forma adjustments described within the section “Unaudited Pro Forma Condensed Consolidated Financial Information,” and the adjustments resulting from the historical results of the companies acquired by the Company (tick mark (k)).

The adjustments populated within the pro forma column, reconciling EBITDA to Adjusted EBITDA, are intended to reflect the Company’s adjustments to Adjusted EBITDA in future periods. For example, the Company will no longer incur annual management fees payable to our Sponsors under the Company’s existing Management Agreement upon completion of the Company’s initial public offering and therefore these costs have been removed in the pro forma reconciliation of EBITDA to Adjusted EBITDA. These management fees similarly will not be incurred in periods subsequent to the initial public offering and will no longer be included in the Company’s future reconciliations of EBITDA to Adjusted EBITDA.

Aveanna Healthcare Holdings, Inc.

April 20, 2021

Legal Proceedings and Government Matters, page 153

3.

We note your disclosure that, with respect to the matter filed by certain of your employees in the San Diego Superior Court, the parties received final approval of the settlement agreement, which constitutes a final judgment. Please describe the nature of the relief granted under the settlement agreement.

In response to the Staff’s comment, the Company has added disclosure on page 162 to the Amended Registration Statement clarifying that the relief granted under the settlement agreement was solely monetary and in the amount of $4.45 million.

Exhibit 23.1, page E-26

4.	Please have your auditor include the complete file number of the Form S-1 in their auditor’s consent.

The Company respectfully acknowledges the Staff’s comment and has advised its auditors to include the complete file number of the registration statement on Form S-1 in the auditor’s consent included as an exhibit to the Amended Registration Statement.

If you have any questions or comments concerning this filing or require any additional information, please do not hesitate to call Drew M. Altman, Esq. at (305) 579-0589.

Very truly yours,

GREENBERG TRAURIG, P.A.

By:	/s/ Drew M. Altman
Drew M. Altman, Esq.

cc: Shannon Drake, Esq., General Counsel and Chief Legal Officer